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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ECC INTERNATIONAL CORP.
(Name of Subject Company)

ECC INTERNATIONAL CORP.
(Name of Person Filing Statement)

COMMON STOCK, $.10 PAR VALUE PER SHARE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

ROBERT L. COLLINS
CHIEF EXECUTIVE OFFICER
ECC INTERNATIONAL CORP.
2001 WEST OAK RIDGE ROAD
ORLANDO, FLORIDA 32809-3803
(407) 859-7410
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with a copy to:
STEVEN WOLOSKY
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY, LLP
505 PARK AVENUE
NEW YORK, NEW YORK 10022
(212) 753-7200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission on August 27, 2003, by ECC International Corp. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the original Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        Item 2 is amended and supplemented as follows:

        The first sentence of the last paragraph of the subsection entitled "Tender Offer" is deleted in its entirety and replaced with the following:

        All information contained in this Statement or incorporated by reference directly concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Purchaser or Parent or obtained from reports or statements filed by Purchaser or Parent with the SEC, including, without limitation, the Schedule TO.

ITEM 4. THE SOLICITATION RECOMMENDATION

        Item 4 is amended and supplemented as follows:

  (1)
  The subsection entitled "Background of the Offer and Merger" is deleted in its entirety and replaced with the following:

Background of the Offer and the Merger

        The following information was prepared by the Company with the assistance of Parent. Information solely about Purchaser and Parent was provided by Parent, and the Company has not verified the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

        Imperial Capital, LLC ("Imperial") was engaged by the Company on February 19, 2001 to pursue strategic and financial alternatives for maximizing shareholder value, including a possible transaction or series of transactions representing a merger, consolidation, or any other business combination, a sale of all or a substantial amount of the business, securities, or assets of the Company, or a recapitalization or spin-off of the Company.

        With the assistance of management, Imperial prepared an executive summary describing the operations of ECC and distributed this executive summary to over 580 potential financial and strategic buyers (87 strategic and over 500 financial). Based on the executive summary, more than 45 parties expressed an interest in receiving further information and signed confidentiality agreements in order to receive such information.

        On March 27, 2001, Mr. John H. McNamara Jr., Managing Director of Imperial, contacted Mr. John D. Thomas, Vice President Finance and Treasurer of Cubic, inquiring as to Cubic's interest in a possible transaction with ECC. On April 24, 2001, the parties signed a one-year confidentiality agreement. In June 2001, Imperial distributed a Confidential Information Memorandum to those parties, including Cubic, who signed confidentiality agreements describing the Company's business, receiving interest from only two potential buyers at valuations below the Offer Price. Based on preliminary indications of interest and discussions, the valuations were determined to be inadequate.

        Imperial thereafter continued to engage in discussions with potential interested parties. In March 2002, with the assistance of management, Imperial prepared a revised Confidential Information

Memorandum. Imperial distributed the revised Confidential Information Memorandum to 20 parties, including Cubic, a majority of which had been contacted in the initial marketing process.

        Management of ECC and Imperial had discussions with several interested buyers over the next eight months, including the discussions with Cubic described below, ultimately receiving written indications of interest from Cubic and two other potential buyers. After reviewing the preliminary indications of interest, the Board recommended to proceed simultaneously with all of the bidders. All of the bidders had access to diligence materials and had management meetings. After the due diligence review and management meetings, the two bidders submitted revised all-cash bids at valuations below the Offer Price, which Cubic proposed to ECC in its non-binding letter to ECC of June 26, 2003 that is described below. ECC ceased negotiating with one of the other two bidders in May 2003, and with the other in July 2003 upon entering into the letter agreement described below, that granted Cubic, on a binding basis, the exclusive right to negotiate an acquisition of ECC until August 1, 2003. ECC's contacts and negotiations with Cubic between June 2002 and the commencement of the Offer are described in greater detail below.

        In June 2002, Mr. McNamara contacted Mr. Thomas to determine whether Cubic continued to have an interest in a potential transaction with ECC. On June 7, 2002, the parties signed a second one-year confidentiality agreement.

        In July 2002, Cubic sent questions back to ECC regarding the revised Confidential Information Memorandum, publicly filed financial reports and recent ECC press releases. ECC and Cubic were in discussions regarding arranging a meeting to review Cubic's questions when ECC's Chief Executive Officer, Mr. James Garrett, left ECC. Mr. Garnett was replaced by Mr. James R. Henderson in July 2002. Mr. Henderson requested the meeting between ECC and Cubic to review Cubic's questions be postponed while he became more familiar with ECC's day-to-day activities.

        On December 6, 2002, Mr. McNamara sent Mr. Thomas a confidential management presentation which included information relating to, among other things, ECC's operational plan, manufacturing and employees and that updated and supplemented due diligence information that had previously been provided to Cubic by ECC.

        On December 12, 2002, Mr. Thomas sent Mr. McNamara questions regarding the confidential management presentation. Mr. Thomas and Mr. McNamara thereafter had several conversations wherein they discussed arranging a conference call between the senior management of ECC and Cubic.

        On January 13, 2003, Mr. Thomas contacted Mr. McNamara to indicate that Cubic was preliminarily interested in pursuing an acquisition of ECC.

        On January 16, 2003, representatives from ECC and Cubic participated in a conference call. Representatives participating for Cubic included Mr. Thomas, Mr. William W. Boyle, Cubic's Director, Vice President and Chief Financial Officer, Mr. Gerald R. Dinkel, Cubic's Vice President, and several senior executives from Mr. Dinkel's staff. Representatives participating from ECC were Mr. Henderson, Ms. Melissa Van Valkenburgh, ECC's Chief Financial Officer, Ms. Terry Kohl, ECC's Vice President of Business Development, Mr. Steve Bowling, ECC's Business Director, Aviation Systems, and Mr. McNamara of Imperial. The parties reviewed the confidential management presentation sent to Cubic on December 6, 2002, discussed Cubic's questions submitted on December 12, 2002, and talked about the prospects, customers, and the nature of ECC's business.

        On February 19, 2003, Mr. Thomas and a number of Cubic personnel met at the offices of Imperial to review due diligence materials related to ECC. On February 21, 2003, Ms. Van Valkenburgh sent Mr. Thomas additional due diligence material that Cubic requested after the meeting at the offices of Imperial.

        On April 1, 2003, Mr. Dinkel sent Mr. Robert L. Collins, who replaced Mr. Henderson as Chief Executive Officer of ECC, a letter indicating that Cubic had a preliminary interest in acquiring 100% of ECC subject to a proposed set of terms.

        On April 22 and 23, 2003, Mr. Thomas and several Cubic employees met with Mr. McNamara and Mr. Collins, Ms. Kohl, Mr. Bowling, and Ms. Van Valkenburgh at ECC's offices in Orlando, Florida. In these meetings, the parties reviewed ECC's operations, financial reports and additional due diligence materials.

        On May 14, 2003, Mr. Thomas, Mr. Dinkel, and Mr. Boyle and other Cubic employees met with Mr. Henderson, Ms. Kohl, and Mr Collins of ECC and Mr. McNamara of Imperial at Cubic's offices in San Diego, California. In these meetings, the parties discussed an update to the previously provided confidential management presentation and discussed potential business opportunities for ECC's technology.

        On June 24, 2003, the parties entered into a third one-year confidentiality agreement.

        On June 26, 2003, Mr. Dinkel, on behalf of Cubic, sent to Mr. Collins, on behalf of ECC, a non-binding letter with an attached term sheet indicating Cubic's interest, subject to due diligence and the negotiation of definitive documentation, in acquiring ECC by means of an all cash tender offer by a wholly owned subsidiary of Cubic for all of the issued and outstanding shares of ECC at price of $5.25 per share, which represented a premium of approximately 22% over the then trading price of ECC common stock. The cash tender offer would be followed by a merger of the subsidiary into ECC, with ECC surviving the merger and becoming a wholly owned subsidiary of Cubic.

        Following delivery of the June 26, 2003 letter, ongoing discussions regarding a potential business combination continued. In July 2003, several of Cubic's officers briefed Cubic's board of directors regarding the proposed ECC acquisition and the status of the negotiations. In July 2003, the Board recommended entering into the June 26, 2003 letter with Cubic and, on July 7, 2003, Mr. Collins signed the June 26, 2003 letter, which outlined, among other things, the per share consideration and the terms of the proposed transaction and granted Cubic, on a binding basis, the exclusive right to negotiate an acquisition of ECC until August 1, 2003. Also on July 7, 2003, Cubic sent an additional due diligence request to ECC.

        From July 14, 2003 through August 1, 2003, Cubic conducted extensive additional due diligence investigations, including visits to ECC's facilities in Florida.

        On July 25, 2003, Cubic forwarded to ECC a proposed form of Merger Agreement, and on August 1, 2003, ECC provided Cubic with its initial comments to the proposed agreement.

        From August 1, 2003 through August 18, 2003, members of the management of both companies, along with their legal advisors and, for ECC, Imperial, extensively negotiated the terms of the proposed acquisition and the definitive documentation. The principal issues discussed among the parties during these negotiations included the nature and extent of the parties' representations and warranties, the conditions to the Offer, the termination events under the definitive agreements and the liability of the parties in such circumstances, the amount of the termination fee payable by ECC and the bases upon which it would be payable, various matters relating to directors' and officers' liability insurance for ECC's former directors and officers and various matter related to employee benefits.

        On August 13, 2003, the Board met via a teleconference and was apprised of the status of the negotiations with Cubic regarding the Merger, including the provisions of the Merger Agreement. Also present at this Board meeting were representatives of Imperial and the Company's outside legal counsel. Based on the reported progress of the negotiations with Cubic, the Board agreed to extend the exclusivity agreement with Cubic until August 20, 2003.

        On August 18, 2003, the Cubic board of directors met via a teleconference and was updated on the status of the negotiations. At this meeting, the Cubic board of directors authorized the acquisition of ECC, the Merger Agreement and the Stockholder Tender Agreements.

        During August 18, 2003 to August 20, 2003, the representatives of both Cubic and ECC concluded negotiations of mutually acceptable definitive documentation.

        On August 19, 2003, the Board met via teleconference and received an update of the negotiations and status of the Merger Agreement with Cubic, including a detailed discussion of certain of its terms. Also present at this meeting were representatives from Imperial and the Company's outside legal counsel. The Board was advised that the negotiation of the Merger Agreement was in the final stages, but that there were still some open issues including, but not limited to, the negotiation of a provision that would enable the Company to terminate the Merger Agreement in the exercise of its fiduciary duties under specified conditions. Imperial advised the Board that, as of August 19, 2003, the consideration to be received by holders of Shares was fair, from a financial point of view, to the holders of the Common Stock and delivered its written fairness opinion, dated August 19, 2003, to that effect. The Board then agreed to reconvene on August 20, 2003 to enable the parties to resolve the open issues.

        On August 20, 2003, the Board met via teleconference. Also present at this meeting were representatives from Imperial and the Company's legal counsel. Imperial subsequently confirmed its opinion to the Board that the consideration to be received by the holders of Shares was fair, from a financial point of view to the holders of the Company's Common Stock and that Imperial's opinion had not changed from August 19, 2003. After discussion among the participants in the meeting to address questions from the Board, the Board by a unanimous vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, ECC and its stockholders, recommended that the stockholders of ECC accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement is advisable and recommended that the stockholders of ECC approve the Merger Agreement, to the extent such approval is required by applicable law.

        On the afternoon of August 20, 2003, Cubic, the Purchaser and ECC executed the Merger Agreement and each of ECC's directors, executive officers and stockholders with representatives on the Board entered into the Stockholder Tender Agreements in favor of Cubic. The transaction was announced by the issuance of a joint press release by Cubic and ECC before the opening of trading on August 21, 2003.

        On August 27, 2003, the Purchaser commenced the Offer.

  (2)
  The subsection entitled "Opinion of the Company's Financial Advisor" is deleted in its entirety and replaced with the following:

Opinion of the Company's Financial Advisor

        On February 19, 2001 the Company retained Imperial to act as its financial advisor in connection with exploring a possible sale or merger of the Company. As part of its engagement, Imperial was requested to consider whether the cash consideration to be received by the holders of the Company's Common Stock in the Offer and subsequent Merger was fair, from a financial point of view, to such stockholders. At a meeting of the Board held on August 19, 2003, Imperial delivered its written opinion to the Board that, as of August 19, 2003, the Per Share Amount to be received by the holders of Shares in the Offer and subsequent Merger was fair, from a financial point of view, to such holders. Imperial subsequently confirmed its opinion in writing.

        Imperial's opinion is directed for the information and use of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. Imperial's opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer or vote for the Merger. In furnishing its opinion, Imperial did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

        In connection with the rendering of its opinion, Imperial has:

  •
  Reviewed the draft Merger Agreement dated August 18, 2003;

  •
  Reviewed the indication of interest from the Parent dated June 26, 2003 and executed by the Company on July 7, 2003;

  •
  Analyzed certain historical business and financial information relating to the Company furnished to Imperial by management of the Company, including a draft of the Company's financial statements for the fiscal year ended ("FYE") June 30, 2003;

  •
  Reviewed certain information including financial forecasts relating to the business, earnings, taxes and cash flow of the Company, furnished to Imperial by management of the Company;

  •
  Reviewed the Company's projections for FYE June 30, 2004 and 2005 furnished to Imperial by management of the Company;

  •
  Discussed and reviewed with management the outcome of the marketing process of the Company's real estate asset;

  •
  Discussed and reviewed with management the outcome of the marketing process of the Company;

  •
  Reviewed the letters of interest from three strategic buyers;

  •
  Reviewed certain publicly available business and financial information relating to the Company that Imperial deemed to be relevant;

  •
  Conducted discussions with members of senior management of the Company concerning the matters described in the clauses above, as well as the prospects and strategic objectives of the Company;

  •
  Reviewed public information with respect to certain other companies with financial profiles which Imperial deemed to be relevant;

  •
  Reviewed the shares outstanding and the options outstanding for the Company as of August 14, 2003 as provided by management;

  •
  Reviewed the historical market prices and trading activity for the Company's Common Stock for one year; and

  •
  Conducted such other financial studies, analyses and investigation and took into account such other matters as Imperial deemed necessary, including Imperial's assessment of general economic, market and monetary conditions.

        In connection with this review, Imperial relied upon the accuracy and completeness of the foregoing financial and other information and Imperial did not assume responsibility for independent verification of such information or conduct any independent valuation or appraisal of any assets of ECC or any appraisal or estimate of liabilities of ECC. With respect to ECC's financial forecasts, Imperial assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of ECC as to the future financial performance of ECC.

Imperial also relied upon the assurances of senior management of ECC that they were unaware of any facts that would make the information or financial forecasts provided to Imperial incomplete or misleading. Imperial assumed no responsibility for, and expresses no view, as to such financial forecasts or the assumptions on which they are based. Imperial has assumed that the Merger Agreement will be signed substantially in the form reviewed and the parties will comply with the material terms thereof in effecting the transaction.

        The following summary, however, does not purport to be a complete description of the financial data presented or analyses performed by Imperial. The financial analyses summarized below include information presented in tabular format. Although these paragraphs include some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the opinion. In preparing the opinion, Imperial performed certain financial and comparative analyses summarized in the following paragraphs. Imperial believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying the opinion. While the conclusions reached in connection with each analysis were considered carefully by Imperial in arriving at its opinion, Imperial made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.

        The following is a summary of the significant financial and comparative analyses used by Imperial in connection with the rendering of its opinion, which included a review of the sale process, a historical stock trading analysis, a comparable company analysis and a discounted cash flow analysis.

        Sale Process.    Imperial reviewed the sale process it managed over the past two and a half years. As more fully described in the "Background of the Offer and the Merger," beginning in 2001, Imperial sent an executive summary describing the operations of ECC and a confidentiality agreement to over 580 potential buyers. Imperial received signed confidentiality agreements from 45 of the parties and, in June 2001, sent a confidential information memorandum describing the Company's business to these parties, receiving interest from two potential buyers. Based on preliminary indications of interest and discussions, the valuations were determined to be inadequate. Imperial continued to engage in discussions with potential interested parties and, in March 2002, Imperial, with the assistance of management, prepared a revised confidential information memorandum that was distributed to 20 parties. Over the next eight months, Imperial and management had discussions with several interested buyers. In addition to the Offer, ECC also received other indications of interest at prices below that offered by Cubic.

        Imperial noted that the Offer was above the prices offered by the other indications of interest received as part of the sale process.

        Historical Stock Trading Analysis.    Imperial reviewed the historical performance of ECC Common Stock based on an historical analysis of closing prices and trading volumes for the one-year period prior to the date of the fairness opinion. Imperial noted that the closing price for ECC Common Stock over this period ranged from $2.59 to $5.15. The following chart summarizes the average closing prices and volume of trading of ECC Common Stock over the last year.

Summary of Price and Volume

Period	Average Close	Average Daily Volume
Latest Week	$5.05	27,000
Latest Month	$4.43	8,813
Last 3 Months	$4.29	9,212
Last 6 Months	$4.18	11,579
Last 12 Months	$3.85	14,688

        Imperial noted that the Offer was above the average closing prices of ECC common stock for each period reviewed as part of the historical stock trading analysis.

        Comparable Company Analysis.    Imperial's comparable company analysis was based on a review of historical public market pricing and trading volume for ECC Common Stock, the valuation multiples implied by such pricing, and a comparison of ECC's valuation multiples with those of a selected group of comparable public companies.

        In selecting the comparable companies, Imperial searched comprehensive lists and directories of public companies to find companies meeting the following criteria:

  •
  Provides products or services for the defense industry

  •
  Makes its financial information public

  •
  Has a market capitalization below $500 million

  •
  Has an active trading market to measure public perception.

        The companies which Imperial selected were as follows:

  •
  Axsys Technologies, Inc. (NASDAQ: AXYS)

  •
  Ducommun Incorporated (NYSE: DCO)

  •
  EDO Corporation (NYSE: EDO)

  •
  Esterline Technologies Corporation (NYSE: ESL)

  •
  Evans & Sutherland Computer Corporation (NASDAQ: ESCC)

  •
  Herley Industries (NASDAQ: HRLY)

  •
  Simula, Inc. (AMEX: SMU)

  •
  United Industrial Corporation (NYSE: UIC)

        Imperial then compared market values of, among other things, current enterprise value (equity value, plus total debt, less cash and cash equivalents) as multiples of the latest twelve months revenues and earnings before interest, taxes, depreciation and amortization.

        No company included in the selected comparable companies is identical to ECC. In selecting and evaluating the comparable companies, Imperial made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of ECC and those of the selected comparable companies, Imperial believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis.

        Based on a comparison of ECC with the selected public companies in terms of size, growth, profitability and other relevant quantitative and qualitative factors, Imperial determined that a discount of 0%, 10% and 20% to the average of the selected comparable companies was reasonable under the circumstances. Imperial then applied the discounts to the average of the selected public companies to arrive at a range of enterprise values of ECC. Further, to determine a range of values for ECC Common Stock from total enterprise value, Imperial then added excess cash and real estate, arriving at an aggregate range of values between $5.07 and $5.86.

        Imperial noted that the Offer was in the range of the values derived from the comparable company analysis.

        Discounted Cash Flow Analysis.    Imperial performed a discounted cash flow analysis ("DCF") on ECC. The fundamental premise of the DCF approach is to estimate the available cash flows a prudent investor would expect a company to generate over its remaining life. To determine this amount, Imperial relied on cash flow projections for FYE June 30, 2004 through 2005 and ECC's management's estimates for the FYE June 30, 2006, all as provided by ECC's management. Imperial estimated ECC's weighted average cost of capital by performing analyses consistent with the Capital Asset Pricing Model. In its analyses, Imperial applied the average unlevered beta of 0.41 for the comparable group (consisting of those companies specified in the Comparable Company Analysis described above) and an average debt to capital ratio for the comparable group of 20.0%. Imperial then applied a 5% to 10% company specific risk premium, which reflected the uncertain nature of ECC's projections. Using a range of 19% to 23% as its estimate of the cost of capital, Imperial calculated the present value of free cash flows for the 2004 and 2005 years and the present value of the terminal value of ECC (the calculated value of ECC at the end of the projection period). Imperial then calculated a terminal value at the end of 2006 that incorporated a perpetual growth rate of 3.5%. Further, to determine a range of values for ECC Common Stock from total enterprise value, Imperial then added excess cash and real estate, arriving at an aggregate range of values of $4.59 to $5.20 per share.

        Imperial noted that the Offer was above the range of the values derived from the discounted cash flow analysis.

        In performing its analyses, Imperial made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of ECC. The estimates contained in the analyses performed by Imperial and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. Accordingly, such estimates are inherently subject to substantial uncertainty and neither ECC nor Imperial assumes responsibility for the accuracy of such analyses and estimates. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

The full text of Imperial's written opinion is attached as Annex A to this Statement, and describes the assumptions made, matters considered and limits on the review undertaken. Imperial has provided its consent that the attached opinion may be included as Annex A to this document. The description of Imperial's opinion contained in this Statement should be reviewed together with the full text of the written opinion, which you are urged to read carefully in its entirety. The summary of the opinion of Imperial set forth in this Statement is qualified in its entirety by reference to the full text of Imperial's written opinion, which is attached as Annex A hereto.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Item 5 is amended and supplemented as follows:

        The first paragraph is deleted in its entirety and replaced with the following:

        The Company retained Imperial pursuant to an engagement letter, dated as of February 19, 2001 (the "Imperial Engagement Letter"), to pursue strategic and financial alternatives for maximizing shareholder value, including a possible transaction or series of transactions representing a merger, consolidation or any other business combination, a sale of all or a substantial amount of the business, securities or assets of the Company or a recapitalization or spin-off of the Company. Upon execution of the Imperial Engagement Letter, the Company paid Imperial a non-refundable cash fee of $50,000 (the "Retainer"). In addition, upon the issuance of the Opinion, Imperial was paid a fee of $175,000. The Company will pay Imperial an additional fee of one and one-half percent (1.5%) of the Aggregate Consideration (as defined in the Imperial Engagement Letter) received in connection with the Offer and the Merger, subject to a minimum fee of $500,000 (the "Success Fee"). The fee earned upon the issuance of the Opinion will be credited against the Success Fee. To date, Imperial has earned fees totaling $225,000 and, in connection with the Offer and the Merger, Imperial will earn an additional $459,993. The total of all fees, commissions and other amounts that will be paid by the Company to Imperial is $684,993.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECC INTERNATIONAL CORP.
By:
/s/ MELISSA VAN VALKENBURGH Melissa Van Valkenburgh Chief Financial Officer

Dated: September 12, 2003

Annex A is amended and supplemented as follows:

Supplement to Annex A

September 12, 2003

ECC International, Inc.
Board of Directors
2001 West Oak Ridge Road
Orlando, FL 32809

Gentlemen:

        Reference is made to our opinion dated August 19th, 2003 (the "Opinion"). We hereby amend and supplement our opinion as follows by deleting the last two sentences of the fourth paragraph of the Opinion and replacing them in their entirety as follows:

  "It is understood that this opinion may not be disclosed or otherwise referred to or used for any other purpose without our prior written consent, except that our opinion may be reproduced in full and included as an exhibit to the Company's Schedule 14D-9 Solicitation/Recommendation Statement or as may otherwise be required by law or a court of competent jurisdiction. Our opinion may be attached as an exhibit to the Company's Solicitation/Recommendation Statement on Schedule 14D-9."

Very truly yours,

/s/  IMPERIAL CAPITAL, LLC

Imperial Capital, LLC

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SIGNATURE
Supplement to Annex A